

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

Au Ho (Arthur) Chi
Chief Financial Officer
Wellchange Holdings Co Ltd
Unit E, 11/F, Billion Plaza 2, 10 Cheung Yue Street
Cheung ShaWan, Kowloon, Hong Kong

> **Re: Wellchange Holdings Co Ltd**
> **Amendment No 1 to Registration Statement on Form F-1**
> **Filed March 27, 2024**
> **File No: 333-276946**

Dear Au Ho (Arthur) Chi:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1/A filed March 27, 2024

Dilution, page 68

1. Please complete the disclosure under Dilution and provide any missing information elsewhere in your filing like under Use of Proceeds in a pre-effective amendment to your Form F-1.

Financial Statements, page F-1

2. Please provide audited financial statements for the year ended December 31, 2023 in an amended filing.

   Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Crispino at 202-551-3456 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Yarona L. Yieh